NEWS RELEASE

JENSEN DEVELOPMENT COMPANY, C.S. FINANCE L.L.C. AND GERALD L. JENSEN ANNOUNCE FILING OF AMENDMENT TO TENDER OFFER FOR CROFF ENTERPRISES, INC. CLASS B PREFERRED SHARES

DENVER , COLORADO – JULY 1, 2005 –

Jensen Development Company, C.S. Finance L.L.C. and Gerald L. Jensen announced today that they have amended their cash Tender Offer of $3 per share for all of the Class B Preferred shares (the “Preferred B shares”) of Croff Enterprises, Inc., not presently held by them. The Tender Offer Statement on Schedule TO was filed with the Securities and Exchange Commission on June 16, 2005. An Amendment No. 1 on Schedule TO/A was filed on June 29, 2005. Amendment No. 2 to Schedule TO was filed with the SEC on July 5, 2005. Jensen Development Company and C.S. Finance L.L.C., are wholly owned by Gerald L. Jensen. Together, these two companies and Mr. Jensen are the Offerors. Previously, only Jensen Development Company and C.S. Finance L.L.C. were the Offerors. The Offerors collectively hold 253,191 Preferred B shares out of 540,659 Preferred B shares outstanding, or approximately 47% of the Preferred B shares of Croff Enterprises, Inc. The Tender Offer, at an offering price of $3, is for the remaining 287,468 Preferred B shares not held by the Offerors. If all Preferred B shares are tendered, the transaction value of the Tender Offer is $875,000. The amended Offer to Purchase and Letter of Transmittal are being mailed to Preferred B shareholders, but also can be accessed on the Securities and Exchange Commission’s website at www.sec.gov.

The initial Offer to Purchase dated June 16, 2005 contained as one of the conditions to the Offer that shareholders holding 100 Preferred B shares or less must tender all or none of their shares, while those holding more than 100 shares may tender all or any portion, but not less than 100 shares. This condition has been removed. The Offer is being made to all Preferred B shareholders, other than the Offerors. Preferred B shareholders may tender all or any number of their Preferred B shares.

The Offerors agreed to pay the costs of the tender offer, so there would be no cost or commission to shareholders. Each share would receive the full $3 per share. Preferred B shares are restricted, non-voting (except for limited circumstances) shares of Croff Enterprises, Inc., which are traded in a very limited market. American National Bank, 3033 E. 1 st Avenue, Denver, Colorado 80209, is the Depository for the Offer. The amended Offer to Purchase has extended the expiration date of the tender offer to 12:00 midnight Eastern time on August 12, 2005.

Contact: Katie Eisenach
Jensen Development Company
3773 Cherry Creek Drive North
Suite 1025
Denver, Colorado 80209
(303) 383-1555
Katie@croff.com